

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2021

Octavio Romero Oropeza
Chief Executive Officer
Petróleos Mexicanos
Avenida Marina Nacional No. 329
Colonia Verónica Anzures
Alcaldía Miguel Hidalgo, 11300
México

> **Re: Petróleos Mexicanos**
> **Registration Statement on Form F-4**
> **Filed September 29, 2021**
> **File No. 333-259870**

Dear Mr. Oropeza:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at 202-551-3162 or Laura Nicholson, Special Counsel, at 202-551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jorge U. Juantorena